SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 30, 2009, announcing the Company’s results for the second quarter and the first half of the 2009 fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 30, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Second quarter of the 2009 fiscal year with good progress on cost reductions
Strong improvement for third quarter revenues and combined Segment Result expected
Neubiberg, Germany — April 30, 2009 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the second quarter of the 2009 fiscal year, ended March 31, 2009.
Infineon’s revenues in the second quarter were Euro 747 million, down 10 percent sequentially and 29 percent year-over-year. Infineon’s combined Segment Result1 was negative Euro 110 million, compared to negative Euro 102 million in the first quarter. Included in combined Segment Result was non-recurring Euro 33 million from the reduction of accruals for bonuses and incentives.

	3 months ended	year-on-year	3 months ended	sequential	3 months ended
in Euro million	Mar 31, 08	+/- in %	Dec 31, 08	+/- in %	Mar 31, 09

Revenue	1,049	(29)	830	(10)	747
Organic growth on constant currency basis (in%)	—	(32)	—	(11)	—
Segment Result	67	– – –	(102)	(8)	(110)
Income (loss) from continuing operations	11	– – –	(116)	(29)	(150)
Loss from discontinued operations, net of income taxes	(1,966)	95	(288)	63	(108)

Net loss	(1,955)	87	(404)	36	(258)

Basic and diluted earnings (loss) per share from continuing operations (in Euro)	0.01	– – –	(0.16)	(25)	(0.20)

Basic and diluted loss per share from discontinued operations (in Euro)	(2.04)	94	(0.34)	65	(0.12)

Basic and diluted loss per share (in Euro)	(2.03)	84	(0.50)	36	(0.32)

“Our progress with cost reduction measures was very good and revenues were as forecast despite a challenging operating environment. During the first half of the 2009 fiscal year, we reduced capital expenditures and working capital aggressively in order to contain free cash outflows. Finally, we successfully implemented the most effective cost-reduction program Infineon has ever had”, said Peter Bauer, CEO of Infineon Technologies AG.

[1]	For a definition of Segment Result and a reconciliation to operating income (loss), please see page 6 of this release.

The sequential decrease in revenues reflects a decline in four of the company’s five operating segments. The segments Industrial & Multimarket (IMM), Chip Card & Security (CCS) and Wireline Communications (WLC) saw the strongest percentage declines in revenues. Revenues of the Automotive (ATV) segment also decreased, whereas revenues of the Wireless Solutions (WLS) segment were driven by market share gains and increased compared to the first quarter, despite of the shrinking market. Excluding the effects of currency fluctuations and acquisitions and divestitures, revenues decreased 11 percent sequentially and 32 percent year-over-year.
Net loss from continuing operations for the second quarter was Euro 150 million, resulting in basic and diluted loss per share from continuing operations of Euro 0.20. For the prior quarter, net loss from continuing operations was Euro 116 million, and basic and diluted loss per share from continuing operations was Euro 0.16.
The loss from discontinued operations, net of tax, was Euro 108 million for the second quarter. Basic and diluted loss per share from discontinued operations was Euro 0.12. On January 23, 2009, Qimonda AG and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to open insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter. In this context, the company recognized a loss of Euro 100 million primarily resulting from the recognition of accumulated currency translation effects, previously recognized in equity. The recognition of such accumulated losses did not have any impact on Infineon’s shareholders’ equity.
For the second quarter, Infineon reported group net loss of Euro 258 million, and basic and diluted loss per share of Euro 0.32.
In the second quarter, Infineon reduced inventories aggressively compared to the prior quarter, including by lowering production levels again from the already low levels in the first quarter. As a consequence, inventories declined 18 percent sequentially and net working capital was reduced by Euro 72 million during the second quarter. This decrease included cash inflow of Euro 95 million from the German bank deposit protection fund following the insolvency of Lehman Brothers and cash outflows of Euro 56 million in connection with the IFX10+ cost-reduction program. All in all, Infineon was able to contain free cash outflow to negative Euro 22 million in a quarter that may have marked the low-point for revenue and production levels.

During the quarter, the company repurchased a total nominal amount of Euro 35 million of its exchangeable bonds for about 20 million Euro in cash.
Savings of about Euro 60 million realized in operating expenses under IFX10+
In the second quarter, Infineon made continued progress with cost reductions under the IFX10+ program. The fast implementation of the IFX10+ measures was supported by the organizational structure introduced at the beginning of the 2009 fiscal year. In operating expenses, the company saved approximately Euro 60 million compared to the fourth quarter of the 2008 fiscal year, equating to annualized savings of about Euro 240 million in operating expenses alone. In the second quarter, the company has made very good progress with respect to the planned workforce reductions. Total headcount stood at fewer than 26,400 employees at the end of March 2009 as compared to 29,100 at the end of September 2008.
In order to reduce costs further going forward, Infineon announced reduced working hours and implemented unpaid leave at all German operations. Infineon does not expect to incur expenses or cash outflows in relation to these measures.
Outlook for the third quarter
Revenues to increase, Segment Result to narrow significantly
Although visibility still remains limited, Infineon expects group revenues for the third quarter to increase by approximately 10 percent compared to the second quarter. The increase in revenues will be within all segments, but driven in particular by the WLS segment.
Infineon reduced inventories aggressively during the quarter. Given this reduction and given some signs of stabilization in the demand environment, the company can carefully adjust production back to levels more commensurate with current shipments and customer forecasts. Together with the benefits of higher sales levels and further cost reductions, Infineon therefore expects combined Segment Result to improve significantly in the third quarter, with negative mid-to-high single-digit combined Segment Result margin.
Update outlook for the 2009 fiscal year
Considerable uncertainties regarding the developments in the fourth quarter remain. However, given results for the first six months and the outlook for the third quarter, Infineon expects revenues for the 2009 fiscal year to decrease by more than 20 percent compared to the 2008 fiscal year. The company continues to expect Infineon’s combined Segment Result to decrease significantly and to be negative.
Infineon has reduced further its CapEx budget, including capitalized intangible assets, for the 2009 fiscal year, which is now expected to be in the range of Euro 170 million to Euro 190 million, down from an already reduced budget of Euro 250 million at the start of the fiscal year and compared to Euro 370 million in the prior fiscal year. Depreciation and amortization is expected to be around Euro 500 million, up from the planned level of about Euro 450 million at the beginning of the 2009 fiscal year.
“In this challenging environment, we further need to have a tight grip on expenses. Strategically, Infineon is positioned well. We address the future growth markets which will gain even more in importance in the future with our three core topics energy efficiency, communications, and security. The recent customer endorsements from Bosch and Toyota in automotive power products and from Nokia in single-chip platforms for GSM/GPRS and EDGE illustrate the competitiveness of our product offering and our customers’ faith in our operations”, Peter Bauer said.
WLS segment records highest revenues at Infineon in the second quarter combined Segment Result consistent with expectations

	3 months ended	year-on-year	3 months ended	sequential	3 months ended	in % of
in Euro million	Mar 31, 2008	+/- in %	Dec 31, 2008	+/- in %	Mar 31, 2009	revenue

Revenue	1,049	(29)	830	(10)	747	100
Organic growth on constant currency basis	—	(32)	—	(11)	—
Total Segment Result	67	– – –	(102)	(8)	(110)

Automotive (ATV)	324	(42)	206	(8)	189	25
Organic growth on constant currency basis	—	(44)	—	(9)	—
ATV Segment Result	25	– – –	(56)	(16)	(65)

Industrial & Multimarket (IMM)	276	(30)	234	(18)	193	26
Organic growth on constant currency basis	—	(29)	—	(18)	—
IMM Segment Result	23	– – –	2	– – –	(7)

Chip Card & Security (CCS)	121	(34)	91	(12)	80	11
Organic growth on constant currency basis	—	(38)	—	(12)	—
CCS Segment Result	19	– – –	(1)	– – –	(8)

Wireless Solutions (WLS)	197	4	197	4	204	27
Organic growth on constant currency basis	—	(6)	—	2	—
WLS Segment Result	(16)	(81)	(44)	34	(29)

Wireline Communications (WLC)	105	(25)	88	(10)	79	11
Organic growth on constant currency basis	—	(31)	—	(12)	—
WLC Segment Result	3	(67)	2	(50)	1

Other Operating Segments (OOS)	59	(97)	8	(75)	2	0
OOS Segment Result	5	– – –	(1)	– – –	(3)

Corporate and Eliminations (C&E)	(33)	+++	6	– – –	—	0
C&E Segment Result	8	(88)	(4)	+++	1

In the second quarter, revenues in the ATV segment decreased compared to the prior quarter due to the continued decline in demand in the worldwide automotive market. ATV Segment Result decreased due to the earnings impact of lower revenues and the negative effects of lower production levels that were implemented in order to reduce inventories. Savings from IFX10+ partially prevented from a more negative result.
The IMM segment’s revenues decreased quarter-over-quarter, driven by continued inventory corrections in the supply chain as well as low demand in the seasonally weak quarter. IMM Segment Result turned negative in the second quarter given the decline in revenues and due to lower fab loading that the company implemented to reduce inventory levels. Negative earnings effects were partially offset by IFX10+ savings and a positive impact from currency hedging.
Revenues of the CCS segment decreased compared to the first quarter, as overall soft demand in most CCS businesses due to a weak market environment was only partially offset by higher revenues in the payment business. CCS Segment Result decreased in-line with the revenue decrease and due to a further decrease in fab utilization. Savings from the IFX10+ program only partially offset these effects.
In the second quarter, revenues in the WLS segment increased on a sequential basis, mainly due to increased demand of some major mobile phone platform customers for both HSDPA and Ultra Low Cost. WLS Segment Result improved significantly, reflecting the increase in revenues, the positive impact of IFX10+ measures and improved hedging results.
The WLC segment’s revenues in the second quarter decreased compared to the prior quarter, mostly driven by the continued weak market environment and ongoing inventory corrections in the supply chain. The decline was partly compensated by a positive impact from 3G infrastructure and Next Generation Network deployments in China. WLC Segment Result remained positive as the cost reduction efforts under IFX10+ and the currency development almost offset the impact from the decline in revenues.
All amounts are preliminary and unaudited.

FINANCIAL INFORMATION
According to IFRS — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 08	Dec 31, 08	Mar 31, 09	Mar 31, 08	Mar 31, 09

Revenue	1,049	830	747	2,139	1,577
Cost of goods sold	(685)	(678)	(634)	(1,390)	(1,312)

Gross profit	364	152	113	749	265

Research and development expenses	(170)	(149)	(122)	(351)	(271)
Selling, general and administrative expenses	(134)	(112)	(110)	(270)	(222)
Other operating income	15	3	15	48	18
Other operating expense	(20)	(11)	(39)	(39)	(50)

Operating income (loss)	55	(117)	(143)	137	(260)

Financial income	13	60	21	31	81
Financial expense	(48)	(56)	(32)	(88)	(88)
Income from investments accounted for using the equity method, net	2	1	2	2	3

Income (loss) from continuing operations before income taxes	22	(112)	(152)	82	(264)

Income tax benefit (expense)	(11)	(4)	2	(23)	(2)

Income (loss) from continuing operations	11	(116)	(150)	59	(266)

Loss from discontinued operations, net of income taxes	(1,966)	(288)	(108)	(2,543)	(396)

Net loss	(1,955)	(404)	(258)	(2,484)	(662)

Attributable to:
Minority interests	(432)	(30)	(19)	(552)	(49)
Shareholders of Infineon Technologies AG	(1,523)	(374)	(239)	(1,932)	(613)

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic and diluted	750	750	750	750	750

Basic and diluted earnings (loss) per share from continuing operations	0.01	(0.16)	(0.20)	0.06	(0.36)

Basic and diluted loss per share from discontinued operations	(2.04)	(0.34)	(0.12)	(2.64)	(0.46)

Basic and diluted loss per share	(2.03)	(0.50)	(0.32)	(2.58)	(0.82)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Segment Result
We define Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities.

	3 months ended			6 months ended
in Euro million	Mar 31, 08	Dec 31, 08	Mar 31, 09	Mar 31, 08	Mar 31, 09

Operating income (loss)	55	(117)	(143)	137	(260)
Asset impairments, net of reversals	(2)	—	1	(2)	1
Restructuring and other related closure costs	6	3	3	9	6
Share-based compensation expense	2	—	1	3	1
Acquisition-related amortization and losses	5	6	6	14	12
(Gains) losses on sales of assets, businesses or interests in subsidiaries	1	1	16	(14)	17
Other expense (income), net	—	5	6	—	11

Total Segment Result	67	(102)	(110)	147	(212)

Segment Results

	3 months ended			6 months ended
Revenue in Euro million	Mar 31, 08	Mar 31, 09	+/- in %	Mar 31, 08	Mar 31, 09	+/- in %

Automotive	324	189	(42)	634	395	(38)
Industrial & Multimarket	276	193	(30)	567	427	(25)
Chip Card & Security	121	80	(34)	237	171	(28)
Wireless Solutions(1)	197	204	4	450	401	(11)
Wireline Communications	105	79	(25)	208	167	(20)
Other Operating Segments(2)	59	2	(97)	123	10	(92)
Corporate and Eliminations(3)	(33)	—	+++	(80)	6	+++

Total	1,049	747	(29)	2,139	1,577	(26)

	3 months ended			6 months ended
Segment Result in Euro million	Mar 31, 08	Mar 31, 09	+/- in %	Mar 31, 08	Mar 31, 09	+/- in %

Automotive	25	(65)	– – –	48	(121)	– – –
Industrial & Multimarket	23	(7)	– – –	49	(5)	– – –
Chip Card & Security	19	(8)	– – –	36	(9)	– – –
Wireless Solutions	(16)	(29)	(81)	2	(73)	– – –
Wireline Communications	3	1	(67)	7	3	(57)
Other Operating Segments	5	(3)	– – –	7	(4)	– – –
Corporate and Eliminations	8	1	(88)	(2)	(3)	(50)

Total Segment Result	67	(110)	– – –	147	(212)	– – –

(1)	Includes revenue of €1 million for the three months ended March 31, 2008, and €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenue of €34 million for the three months ended March 31, 2008, and €70 million for the six months ended March 31, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenue of €35 million for the three months ended March 31, 2008, and €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these revenues were not part of the Qimonda disposal plan.

	3 months ended
Revenue in Euro million	Dec 31, 08	Mar 31, 09	+/- in %

Automotive	206	189	(8)
Industrial & Multimarket	234	193	(18)
Chip Card & Security	91	80	(12)
Wireless Solutions(1)	197	204	4
Wireline Communications	88	79	(10)
Other Operating Segments	8	2	(75)
Corporate and Eliminations(2)	6	—	– – –

Total	830	747	(10)

	3 months ended
Segment Result in Euro million	Dec 31, 08	Mar 31, 09	+/- in %

Automotive	(56)	(65)	(16)
Industrial & Multimarket	2	(7)	– – –
Chip Card & Security	(1)	(8)	– – –
Wireless Solutions	(44)	(29)	34
Wireline Communications	2	1	(50)
Other Operating Segments	(1)	(3)	– – –
Corporate and Eliminations	(4)	1	+++

Total Segment Result	(102)	(110)	(8)

(1)	Includes revenue of €1 million for the three months ended December 31, 2008, from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenue of €1 million for the three months ended December 31, 2008 since these revenues were not part of the Qimonda disposal plan.

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 08	Mar 31, 09

Assets
Current assets:
Cash and cash equivalents	749	532
Available-for-sale financial assets	134	133
Trade and other receivables	799	518
Inventories	665	543
Income tax receivable	29	12
Other current financial assets	19	38
Other current assets	124	101
Assets classified as held for disposal	2,129	6

Total current assets	4,648	1,883

Property, plant and equipment	1,310	1,115
Goodwill and other intangible assets	443	425
Investments accounted for using the equity method	20	23
Deferred tax assets	400	403
Other financial assets	133	108
Other assets	28	20

Total assets	6,982	3,977

in Euro million	Sep 30, 08	Mar 31, 09

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	207	170
Trade and other payables	506	302
Current provisions	424	418
Income tax payable	87	94
Other current financial liabilities	63	73
Other current liabilities	263	183
Liabilities associated with assets classified as held for disposal	2,123	—

Total current liabilities	3,673	1,240

Long-term debt	963	816
Pension plans and similar commitments	43	37
Deferred tax liabilities	19	15
Long-term provisions	27	90
Other financial liabilities	20	3
Other liabilities	76	73

Total liabilities	4,821	2,274

Shareholders’ equity:
Ordinary share capital	1,499	1,499
Additional paid-in capital	6,008	6,009
Accumulated deficit	(5,252)	(5,865)
Other components of equity	(164)	5

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648

Minority interests	70	55

Total equity	2,161	1,703

Total liabilities and equity	6,982	3,977

Infineon Regional Sales Development

	3 months ended			6 months ended
Regional sales in %	Mar 31, 08	Dec 31, 08	Mar 31, 09	Mar 31, 08	Mar 31, 09

Germany	23%	20%	20%	21%	20%
Other Europe	20%	17%	19%	19%	18%
North America	13%	12%	9%	13%	11%
Asia/Pacific	37%	44%	47%	40%	46%
Japan	5%	6%	4%	5%	4%
Other	2%	1%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Europe	43%	37%	39%	40%	38%

Outside Europe	57%	63%	61%	60%	62%

Employees

	Mar 31, 08	Dec 31, 08	Mar 31, 09

Infineon (1)	29,539	28,025	26,362

(1)	Excludes employees of Qimonda.
As of March 31, 2008, December 31, 2008 and March 31, 2009, 6,313, 6,165, and 6,019 Infineon employees, respectively, were engaged in research and development.
Condensed Consolidated Statements of Cash Flows
Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

* Includes only amounts from continuing operations.

in Euro million	Mar 31, 08	Dec 31, 08	Mar 31, 09

Cash and cash equivalents	227	647	532
Available-for-sale financial assets	601	132	133

Gross Cash Position	828	779	665

Less: Short-term debt and current maturities of long-term debt	188	212	170
Long-term debt	1,066	860	816

Net Cash Position	(426)	(293)	(321)

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a substantial portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements:

* Includes only amounts from continuing operations.

	3 months ended			6 months ended
in Euro million	Mar 31, 08	Dec 31, 08	Mar 31, 09	Mar 31, 08	Mar 31, 09

Net cash provided by (used in) operating activities from continuing operations	31	5	(70)	149	(65)
Net cash provided by (used in) investing activities from continuing operations	(182)	(22)	53	(894)	31
Thereof: Proceeds from sales (purchases) of available-for-sale financial assets	93	(5)	(5)	417	(10)

Free Cash Flow	(58)	(22)	(22)	(328)	(44)

Condensed Consolidated Statements of Cash Flows (in Euro million)

	3 months ended
	Mar 31, 08	Dec 31, 08	Mar 31, 09

Net loss	(1,955)	(404)	(258)
Less: net loss from discontinued operations	1,966	288	108

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities
Depreciation and amortization	140	145	137
Provision for (recovery of) doubtful accounts	(1)	1	(2)
(Losses) gains on sales of businesses and interests in subsidiaries	—	(1)	17
(Losses) gains on disposals of property, plant, and equipment	1	—	—
Income from investments accounted for using the equity method	(2)	(1)	(2)
Impairment charges	—	—	1
Stock-based compensation	2	—	1
Deferred income taxes	7	3	(4)
Changes in operating assets and liabilities:
Trade and other receivables	(61)	250	(89)
Inventories	(3)	5	119
Other current assets	(21)	(46)	25
Trade and other payables	(48)	(179)	(17)
Provisions	(27)	(66)	(47)
Other current liabilities	22	(5)	(63)
Other assets and liabilities	9	(8)	4
Interest received	6	9	6
Interest paid	(4)	(7)	(4)
Income tax received (paid)	—	21	(2)

Net cash provided by (used in) operating activities from continuing operations	31	5	(70)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(173)	—	—
Proceeds from sales of available-for-sale financial assets	80	5	5
Proceeds from sales of businesses and interests in subsidiaries	—	—	4
Business acquisitions, net of cash acquired	(5)	13	—
Purchases of intangible assets, and other assets	(13)	(11)	(11)
Purchases of property, plant and equipment	(72)	(29)	(40)
Proceeds from sales of property, plant and equipment, and other assets	1	—	95

Net cash provided by (used in) investing activities from continuing operations	(182)	(22)	53

Cash flows from financing activities:
Net change in short-term debt	(68)	10	3
Net change in related party financial receivables and payables	(5)	(2)	1
Proceeds from issuance of long-term debt	5	1	—
Principal repayments of long-term debt	(43)	(84)	(98)
Change in restricted cash	—	(1)	1
Dividend payments to minority interests	(11)	—	(6)
Capital contribution	—	(5)	—

Net cash used in financing activities from continuing operations	(122)	(81)	(99)

Net decrease in cash and cash equivalents from continuing operations	(273)	(98)	(116)
Net decrease in cash and cash equivalents from discontinued operations	32	(28)	(389)
Effect of foreign exchange rate changes on cash and cash equivalents	(6)	(8)	1
Cash and cash equivalents at beginning of period	1,003	1,170	1,036
Cash and cash equivalents at end of period	756	1,036	532
Less: Cash and cash equivalents at end of period from discontinued operations	529	389	—

Cash and cash equivalents at end of period from continuing operations	227	647	532

Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on April 30, 2009, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the second quarter of the 2009 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial calendar (*preliminary date)
➢	Jul 29, 2009 Earnings Release for the Third Quarter of the 2009 Fiscal Year

➢	Nov 19, 2009* Earnings Release for the Fourth Quarter and Full 2009 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast
➢	Technology of the Future: Software Defined Radio
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
D I S C L A I M E R
This press release includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, and our continuing ability to offer commercially viable products.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29th, 2008.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200904.052e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com